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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Bio-logic Systems Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

090909 10 2

(CUSIP Number)

Gabriel Raviv, Ph.D.

Bio-logic Systems Corp.

One Bio-logic Plaza

Mundelein, IL 60060

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090909 10 2	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gabriel Raviv
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 287,430[1] 8. Shared Voting Power 196,939 9. Sole Dispositive Power 287,430 10. Shared Dispositive Power 196,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 694,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[1]

None of the share and exercise price data contained in this Schedule 13D has been adjusted to reflect the 3-for-2 stock split of the Common Stock effected as a 50 percent stock dividend on February 11, 2005 to stockholders of record as of January 26, 2005.

CUSIP No. 090909 10 2	Page 3 of 7

13.	Percent of Class Represented by Amount in Row (11) 16.34% (based on 4,249,773 shares of Common Stock outstanding as of December 31, 2004).
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dorit Raviv
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 210,125 8. Shared Voting Power 196,939 9. Sole Dispositive Power 210,125 10. Shared Dispositive Power 196,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 694,494

CUSIP No. 090909 10 2	Page 4 of 7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.34% (based on 4,249,773 shares of Common Stock outstanding as of December 31, 2004).
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Bio-logic Systems Corp. (the “Issuer”), and the principal executive offices of the Issuer are located at One Bio-logic Plaza, Mundelein, IL 60060.

*

None of the share and exercise price data contained in this Schedule 13D has been adjusted to reflect the 3-for-2 stock split of the Common Stock effected as a 50 percent stock dividend on February 11, 2005 to stockholders of record as of January 26, 2005.

Item 2.	Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

Name:	Gabriel Raviv
Principal Address:	c/o Bio-logic Systems Corp., One Bio-logic Plaza, Mundelein, IL 60060
Principal Occupation:	Chief Executive Officer
Citizenship:	United States

Name:	Dorit Raviv
Principal Address:	c/o Bio-logic Systems Corp., One Bio-logic Plaza, Mundelein, IL 60060
Principal Occupation:	Clinical Psychologist
Citizenship:	United States

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is

CUSIP No. 090909 10 2	Page 5 of 7

subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock held by the Raviv Family Limited Partnership (“RFLP”) were acquired through a gift of shares on November 4, 2004 from the Gabriel Raviv Family Trust (“GRFT”), of which Mimi Lutwak is Trustee, and a gift of 3,939 shares from Gabriel Raviv on December 17, 2004.

The sources of funds used to purchase shares of Common Stock directly owned by Gabriel Raviv were personal funds. As of February 14, 2005, Gabriel Raviv can acquire 166,875 shares through the exercise of stock options granted by the Issuer to Gabriel Raviv.

Of the shares of Common Stock directly owned by Dorit Raviv, 200,000 shares were acquired through a gift on March 24, 1993 from Gabriel Raviv, which shares he had acquired using personal funds. The remaining 10,125 shares were acquired using personal funds.

Item 4.	Purpose of Transaction

Gabriel Raviv and Dorit Raviv acquired the shares of Common Stock for general investment purposes. Gabriel Raviv and Dorit Raviv may purchase additional shares of Common Stock in private or open-market transactions for investment purposes, or dispose of shares of Common Stock. Neither Gabriel Raviv nor Dorit Raviv, each in their capacity as an investor in securities of the Issuer, has a plan or proposal with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer

(a)

As of February 14, 2005, Gabriel Raviv and Dorit Raviv beneficially own 694,494 shares of Common Stock, which represent 16.34% of the 4,249,773 shares of Common Stock outstanding as of December 31, 2004. Of the shares beneficially owned by Gabriel Raviv and Dorit Raviv, they beneficially own (i) 214,305 shares of Common Stock held by Gabriel Raviv directly, over which he has sole voting and dispositive power, and which Dorit Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), (ii) 196,939 shares of Common Stock held by RFLP, over which Gabriel Raviv and Dorit Raviv have shared voting and dispositive control as the sole general partners, (iii) 210,125 shares of Common Stock held by Dorit Raviv directly, over which she has sole voting and dispositive power, and which Gabriel Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Act, (iv) 30,000 shares of Common Stock held by the Gil Raviv Family Trust, of which Gabriel Raviv is trustee and has sole voting and dispositive control, and which Dorit Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Act, and (v) 43,125 shares of Common Stock underlying options exercisable within 60 days over which Gabriel Raviv has sole voting and dispositive power and which Dorit Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Act.

CUSIP No. 090909 10 2	Page 6 of 7

(b)	As of February 14, 2005:

Gabriel Raviv has sole power to vote and to dispose of 287,430 shares of Common Stock, and shared power with Dorit Raviv to vote and dispose of 196,939 shares of Common Stock.

Dorit Raviv has sole power to vote and to dispose of 210,125 shares of Common Stock, and shared power with Gabriel Raviv to vote and to dispose of 196,939 shares of Common Stock.

(c)

On November 4, 2004, the Gabriel Raviv Family Trust, of which Mimi Lutwak is Trustee, gifted 193,000 shares of Common Stock to RFLP. On December 17, 2004, Gabriel Raviv gifted 3,939 shares of Common Stock to RFLP. On January 11, 2005, Gabriel Raviv exercised options to purchase 2,500 shares of Common Stock at an exercise price of $5.13 per share, 1,875 shares of Common Stock at an exercise price of $5.58 per share and 26,250 shares of Common Stock at an exercise price of $4.95 per share, and delivered to the Company 15,926 shares of Common Stock as payment of the aggregate exercise price therefor.

(d)	As of February 14, 2005, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In March 2004, the Issuer entered into an employment agreement with Gabriel Raviv (the “Raviv Agreement”) (see Exhibit 1 hereto). The Raviv Agreement is for an initial term of four years and is renewable for successive two-year terms thereafter, and provides for salary, benefits and bonuses determined at the discretion of the Issuer’s Board of Directors. The Raviv Agreement also provides that Gabriel Raviv is eligible to receive stock awards under the Issuer’s 1994 Stock Option Plan, as amended (the “1994 Stock Option Plan”), or such other stock plan or equity incentive plan adopted by the Issuer and in effect from time to time. Any such stock awards will be made at the discretion of the administrator of such stock plan and the awards shall be subject to the terms of the plan and the applicable award agreement.

As of February 14, 2005, Gabriel Raviv holds options to acquire an aggregate of (a) 119,375 shares of Common Stock granted under the 1994 Stock Option Plan (see Exhibit 2 hereto), and (b) 47,500 shares of Common Stock granted under the Issuer’s 2004 Stock Incentive Plan (the “2004 Stock Incentive Plan”) (see Exhibit 4 hereto). All such options were granted pursuant to stock option agreements entered into by Gabriel Raviv (see Exhibit 3 for grants made under the 1994 Stock Option Plan, and Exhibits 5 and 6 for grants made under the 2004 Stock Incentive Plan). The material terms of Gabriel Raviv’s options outstanding as of February 14, 2005 are set forth in the table below.

CUSIP No. 090909 10 2	Page 7 of 7

Number of Underlying Shares	Exercisable (1)	Exercise Price	Grant Date	Expiration Date	Name of Equity Incentive Plan
8,750	0	4.95	6/5/2001	6/5/2006	1994 Stock Option Plan
625	0	5.577	8/23/2001	8/23/2006	1994 Stock Option Plan
60,000	30,000	4.84	7/10/2002	7/10/2007	1994 Stock Option Plan
2,500	1,250	4.73	8/22/2002	8/22/2007	1994 Stock Option Plan
45,000	11,250	5.42	8/25/2003	8/25/2008	1994 Stock Option Plan
2,500	625	5.42	8/25/2003	8/25/2008	1994 Stock Option Plan
45,000	0	6.44	7/22/2004	7/22/2009	2004 Stock Incentive Plan
2,500	0	6.44	7/22/2004	7/22/2009	2004 Stock Incentive Plan

(1)	All options vest in four equal annual installments commencing one year from the grant date.

On December 1, 2001, Gabriel Raviv and Dorit Raviv (collectively, the “General Partners”) entered into a limited partnership agreement (the “Partnership Agreement”) (see Exhibit 7 hereto) with each of the General Partners’ three children, Ronnie Raviv, Tal Raviv and Jonathan Raviv (collectively, the “Limited Partners” and together with the General Partners, the “Partners”), providing for the formation of the Raviv Family Limited Partnership, an Illinois limited partnership (the “Partnership”), the object and purpose of which is to acquire, own, manage and dispose of investment assets. All decisions regarding the management and operations of the business and property of the Partnership are made by Gabriel Raviv as managing general partner. On October 16, 2003, the General Partners and the Limited Partners entered into the First Amendment to the Partnership Agreement (see Exhibit 7 hereto) to provide for mandatory, additional capital contributions by the Partners upon the receipt of notice from the General Partners regarding the same.

Item 7.	Material to Be Filed as Exhibits

1.

Employment Agreement by and between the Issuer and Gabriel Raviv, dated as of March 1, 2004 (incorporated by reference to Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 29, 2004).

2.

1994 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-8 as filed with the Securities and Exchange Commission (the “Commission”) on September 17, 1997 (Registration No. 333-35773)).

3.	Form of Incentive Stock Option Agreement under the 1994 Stock Option Plan, as amended.

4.

Bio-Logic Systems Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-8 as filed with the Commission on September 20, 2004 (Registration No. 333-119115) (the “2004 Registration Statement”)).

5.	Form of Non-Qualified Stock Option Agreement under the Bio-logic Systems Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.6 to the 2004 Registration Statement).

6.	Form of Incentive Stock Option Agreement under the Bio-logic Systems Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the 2004 Registration Statement).

7.

Limited Partnership Agreement of the Raviv Family Limited Partnership by and among Gabriel Raviv, Dorit Raviv, Ronnie Raviv, Tal Raviv and Jonathan Raviv, dated December 1, 2001 (the “Partnership Agreement”), and the First Amendment to the Partnership Agreement dated October 16, 2003.

8.	Powers of Attorney to Michael J. Hanley and Roderick G. Johnson from Gabriel Raviv, dated February 11, 2005.

9.	Powers of Attorney to Gabriel Raviv, Roderick G. Johnson and Michael J. Hanley from Dorit Raviv, dated February 11, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 15, 2005

/s/ Michael J. Hanley, as Attorney-in-Fact
Gabriel Raviv

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 15, 2005

/s/ Michael J. Hanley, as Attorney-in-Fact
Dorit Raviv